June 26, 2013
Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Kathleen Collins, Accounting Branch Chief
Mark Shuman, Legal Branch Chief
Luna Bloom, Staff Attorney

Re:     Fortinet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-34511

Ladies and Gentlemen:
Fortinet, Inc. (the “Company” or “Fortinet”) submits this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 21, 2013, relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).
For your convenience, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response.
Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2013)
Executive Compensation
Compensation Discussion and Analysis, page 25

1.    We note that you have only identified two named executive officers in the executive compensation discussion other than the CEO, CFO and former interim CFO. Item 402(a)(3) of Regulation S-K requires that the company disclose executive compensation for its principal executive officer, principal financial officer and “three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year.” Please tell us how you determined that the other individuals listed on the company's website under “Executive Management” are not executive officers within the definition of “executive officer” in Rule 3b-7 under the Securities Exchange Act and Rule 402(a)(3) of Regulation S-K. Rule 3b-7 defines an executive officer as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the company.

Response:
The Company respectfully advises the Staff that the Company's Board of Directors annually considers and designates the members of its management team who qualify as an “executive officer” within the meaning of Rule 405 under the Securities Act of 1933, as amended, and Rule 3b-7 under the Securities Exchange Act of 1934, as amended (collectively the “Rules”). The individuals designated as executive officers for purposes of the Rules were disclosed in the Company's Definitive Proxy Statement filed April 29, 2013 (the “Proxy Statement”) under the heading “Executive Officers” as required by Item 401(b) of Regulation S-K. The Company respectfully submits that the other members of the management team identified on the “Executive Management” page of the Company's website do not perform a policy making function and are not in charge of a principal business unit, division or function such that they would qualify as an executive officer under the Rules. The “Executive Management” page of the Company's website lists certain vice presidents for product management, marketing and general information purposes and not because such individuals are the head of a principal business unit or perform a policy making function within the meaning of the Rules.
The Company further advises the Staff that the Company does not have any separate principal business units, divisions or functions and effectively operates as a single business unit under the direction of Ken Xie, the Company's co-founder, President, Chief Executive Officer and a member of the Board of Directors. In addition to designating Mr. Xie as an executive officer, the Board of Directors determined that Nancy Bush was an executive officer for the period that she served as the Company's Interim Chief Financial Officer from September 25, 2012 until April 16, 2013, Ahmed Rubaie was an executive officer, effective as of the time of his appointment as Chief Financial Officer and Chief Operating Officer on April 16, 2013 and Michael Xie, the Company's co-founder, Vice President of Engineering, Chief Technical Officer and a member of the Board of Directors and John Whittle, the Company's Vice President of Corporate Development and Strategic Alliances, General Counsel and Corporate Secretary were also executive officers within the meaning of the Rules. In accordance with the Board of Directors' determination, the Company disclosed the compensation for each executive officer who served as such during the year ended December 31, 2012 in its Proxy Statement in compliance with Item 402(a)(3) of Regulation S-K.
The Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
***

We hope that you will find the foregoing responsive to the Staff's comments. If you have any further questions or comments, please direct these to me at (408) 235-7700. In addition, we would like to request that you provide a facsimile of any additional comments that you may have to my attention at (408) 235-7737. Thank you for your assistance.

Sincerely,

/s/ Ahmed Rubaie

Ahmed Rubaie
Chief Financial Officer and Chief Operating Officer
Fortinet, Inc.

cc:     Ken Xie, Fortinet, Inc.
John Whittle, Fortinet, Inc.
Jeffrey R. Vetter, Fenwick & West LLP